U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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     NOTIFICATION OF LATE FILING                    SEC FILE NUMBER


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             (Check One):                            CUSIP NUMBER

                                         Common Stock:  25468B 30 5

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[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10QSB
[ ] Form N-SAR

         For Period Ended:          September 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         Not Applicable

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Part I - Registrant Information
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         Full Name of Registrant:  Discovery Zone, Inc.

         Address of Principal Executive Office (Street and Number):
                                                     50 Main Street, Tenth Floor

         City, State and Zip Code:   White Plains, New York  10606



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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transtion
                  report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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Part III - Narrative
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K,
10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


         On July 29, 1997, the Third Amended Joint Plan of Reorganization of Discovery Zone, Inc. (the "Company") became effective and the Company and its subsidiaries emerged from Chapter 11 of the United States Bankruptcy Code. The effects of the Company's reorganization under Chapter 11 have been accounted for in the Company's financial statements using the principles required by the American Institue of Certified Public Accountants' Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("Fresh Start Accounting"). Pursuant to such principles, the Company's assets are in the process of being restated at "reorganization value," which is defined as the value of the entity before considering liabilities on a going-concern basis following the reorganization and approximates the amount a willing buyer would pay for the assets of the Company immediately after the reorganization.

         Upon its emergence from bankruptcy, the Company devoted considerable resources towards implementing its plan to transform the Company into a profitable enterprise. As a result, the Company was not adequately staffed to coordinate the preparation of its financial statements for the three-month period ended September 30, 1997. In addition, the Company's independent accountants have been employed by the Company for less than one year.

         Based on the foregoing, the Company requires the five-day extension to file its Quarterly Report on Form 10-Q.


Part IV - Other Information


         (1) Name and telephone number of person to contact with regard to this notification

             (Name)                         (Area Code) (Telephone Number)

         Andrew M. Smith                           (914) 682-2072

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [ x ] Yes       [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [   ] Yes       [ x ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Discovery Zone, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    November 14, 1997                  By:  /s/ Scott W. Bernstein
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                                                 Name:  Scott W. Bernstein
                                                 Title: Chief Executive Officer
                                                        President and Director